Filed Pursuant to Rule 433

Registration Statement No. 333-156305

Final Term Sheet for the Notes

The Korea Development Bank

US$750,000,000 3.500% Notes due 2017 (the “Notes”)

Final Term Sheet

February 14, 2012

Issuer	The Korea Development Bank
Issue currency	U.S. DOLLAR ($)
Issue size	US$750,000,000

Maturity date	August 22, 2017

Settlement date	On or about February 22, 2012, which will be the fifth business day following the date of this final term sheet. If you wish to trade the Notes on the date of this final term sheet or the next succeeding business day, because the Notes will initially settle in T+5, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.

Interest rate	3.500% per annum (payable semi-annually)

Interest payment dates	February 22 and August 22 of each year, commencing on August 22, 2012 and with interest accruing from February 22, 2012. If any Interest Payment Date or the Maturity Date shall be a day on which banking institutions in The City of New York or Seoul are authorized or obligated by law to close, then such payment will not be made on such date but will be made on the next succeeding day which is not a day on which banking institutions in The City of New York or Seoul are authorized or obligated by law to close, with the same force and effect as if made on the date for such payment, and no interest shall be payable in respect of any such delay.

Public offering price	99.599%

Gross proceeds	US$746,992,500

Underwriting discounts	0.3%

Net proceeds (after deducting underwriting discounts but not estimated expenses)	US$744,742,500

Denominations	US$200k/1k

Day count	360-day year consisting of twelve 30-day months

Listing	Application has been made to the Singapore Exchange Securities Trading Limited for the listing and quotation of the Notes

Governing Law	New York

Fiscal Agent	The Bank of New York Mellon

CUSIP	500630 BW7

ISIN	US500630BW73

Common Code	074761852

Ratings	A1 (Moody’s)/A (S&P)/A+ (Fitch)

Joint Bookrunners	BNP Paribas Securities Corp., Citigroup Global Markets Inc., Deutsche Bank AG, Singapore Branch, The Hongkong and Shanghai Banking Corporation Limited, J.P. Morgan Securities LLC, KDB Asia Limited and The Royal Bank of Scotland plc

This Final Term Sheet should be read in conjunction with the prospectus dated July 14, 2011, as supplemented by the preliminary prospectus supplement dated February 14, 2012 (the “Prospectus Supplement”), relating to the Notes.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the Website of the Securities and Exchange Commission at www.sec.gov. Alternatively, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.

The most recent prospectus can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/869318/000119312512058006/d295615d424b5.htm

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.